Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

June 4, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Draft Registration Statement on Form F-1
Submitted May 22, 2018
CIK No. 0001725123

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 4”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 4, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on May 22, 2018 (the “May 22 Submission”).

Simpson Thacher & Bartlett

June 4, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated May 31, 2018 from the Staff (the “May 31 Comment Letter”) by revising the May 22 Submission. In addition to responding to the Staff’s comments contained in the May 31 Comment Letter, the Company has included in Draft No. 4 its interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 as well as certain other updated disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the May 31 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.

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Report of Independent Registered Public Accounting Firm, page F-2

1.	Please have your independent registered public accounting firm revise its report to add the related notes as part of the collectively referenced financial statements within the Opinion Section of the report. We refer you to PCAOB Release No. 2017-001.

In response to the Staff’s comment, the Company’s independent registered public accounting firm revised page F-2 of the report of the Draft No. 4 to include additional wording.

Notes to the Consolidated Financial Statements

Note 26. Subsequent Events, page F-54

2.	Please update your subsequent events disclosure through the date of issuance of your financial statements. Refer to ASC 855-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-55 of the Draft No. 4.

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Simpson Thacher & Bartlett

June 4, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman
Jiayuan Lin, Chief Executive Officer and Director
Yongyi Zhang, Chief Financial Officer and Director
Cango Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

Li He
James C. Lin
Davis Polk & Wardwell

Ron Yan
Ernst & Young Hua Ming LLP

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